                       MORGAN STANLEY & CO. INCORPORATED
                                 1585 Broadway
                            New York, New York 10036


                                                            May 3, 1999

URS Corporation
100 California Street, Suite 500
San Francisco, CA 94111-4529

Attention:  Mr. Kent P. Ainsworth
            Executive Vice President
            and Chief Financial Officer


Dear Mr. Ainsworth:

          We understand that URS Corporation, a Delaware corporation ("URS"), or one or its subsidiaries will acquire (the "Acquisition") all of the issued and outstanding shares of Dames & Moore Group, a Delaware corporation (the "Company"). As we understand the Acquisition, URS, together with its wholly-owned subsidiary ("Merger Sub") will, pursuant to an Agreement and Plan of Merger to be entered into with the Company (the "Acquisition Agreement"), offer to acquire through a tender offer (the "Tender Offer") all of the issued and outstanding shares of the Company's capital stock (the "Company Stock") for a price of $16 per share, in cash. The Acquisition will be financed through (i) a cash equity investment by Richard C. Blum & Associates, L.P. ("RCBA") in URS of not less than $100 million (the "Equity Contribution"), (ii) URS" issuance and sale on the date on which the Tender Offer is consummated (the "Closing Date") of senior subordinated increasing rate notes in an aggregate principal amount of $200 million (the "Bridge Notes") having substantially the terms set forth in Exhibit A hereto (such Exhibit, together with Exhibit B hereto, collectively, the "Term Sheet") (unless the Permanent Financing (as defined below) has been consummated in connection with the Acquisition), and (iii) an aggregate amount of $550 million in bank borrowings comprised of $450 million in term loans and $100 million in a revolving credit facility (the "Senior Bank Financing") with Wells Fargo Bank, N.A. ("Wells Fargo") and certain other financial institutions. As promptly as reasonably practicable after the closing of the Tender Offer, Merger Sub will consummate a merger with the Company in which the Company will be the surviving corporation and a wholly-owned subsidiary of URS (the "Merger"). As soon as reasonably practicable after the consummation of the Acquisition, URS will issue $200 million in long-term, fixed-rate, unsecured, subordinated debt securities (the "Permanent Financing"), the cash proceeds of which will be used to redeem the Bridge Notes or any outstanding Rollover Notes (as defined herein). If by the maturity date of the

Bridge Notes the Permanent Financing shall not have been issued, or shall not have been issued in an amount sufficient to repay the principal of and accrued and unpaid interest on the Bridge Notes, such unpaid principal will be satisfied by the issuance to the holders of the Bridge Notes of debt securities of URS having substantially those terms set forth in Exhibit B hereto (the "Rollover Notes"). The Acquisition, the refinancing of certain existing debt of URS and the Company, and the debt and equity financings thereof described above are hereinafter referred to as the "Transaction".

          Based upon and subject to the foregoing and as further provided below and in the Term Sheet, Morgan Stanley & Co. Incorporated ("MS") hereby commits to purchase, or to cause one or more of its affiliates to purchase, on the Closing Date up to $200 million of the Bridge Notes, in each case on the terms and subject to the conditions set forth in the Term Sheet. The term "Purchasers" as used in this Commitment Letter and the Term Sheet shall mean MS, one or more of MS's assignees and the financial institutions referred to in the succeeding paragraph who actually purchase or undertake the commitment to purchase the Bridge Notes referred to herein. Unless the Purchasers' commitment hereunder shall have been terminated in accordance with the terms of this Commitment Letter, the Purchasers shall have the exclusive right to purchase Bridge Notes or otherwise provide other bridge or interim financing in connection with the Acquisition and neither you nor the Company shall, directly or indirectly, enter into any bridge or other interim financing in connection with the Acquisition except for the sale of Bridge Notes to the Purchasers. You hereby represent and covenant that based on your review and analysis, to the best of your knowledge, (a) all information other than Projections (as defined below) that has been or is hereafter made available to the Purchasers by you or your representatives, advisors or affiliates in connection with the Transaction (the "Information") has been reviewed and analyzed by you in connection with the performance of your own due diligence and is, or in the case of Information made available after the date hereof will be, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to you and necessary to make the statements contained therein, in the light of the circumstances under which such statements were or are made, not misleading and (b) all financial projections concerning the Company that have been or are hereafter made available to the Purchasers by you or your representatives, advisors or affiliates in connection with the Transactions (the "Projections") have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that such Projections will be realized). You agree to supplement the Information and the Projections prior to the termination of the Purchasers' commitment hereunder so that the representation and warranty made in the preceding sentence is correct as of such date. The Purchasers will be using and relying on the Information and the Projections. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement with respect to the Bridge Notes (the "Financing Documentation") is executed and thereafter the disclosure representations contained herein shall be terminated and of no further force and effect. Those matters that are not covered or made clear herein or in the Term Sheet are subject to mutual agreement of the parties. This Commitment Letter may not be amended or modified, and no waiver will be effective, except by a writing duly executed by the parties hereto. Fees payable to MS in connection with the Bridge Notes and the Permanent Financing shall be payable as described in the fee letter (the "Fee Letter") executed simultaneously herewith.

          MS reserves the right, prior to or after execution of the definitive documentation for the Bridge Notes, to syndicate all or part of its commitment for the Bridge Notes to one or more financial institutions that will become parties to such definitive documentation pursuant to a syndication to be managed by MS, and the commitment of MS hereunder shall be reduced as and when binding commitments are received from such financial institutions; provided that (i) MS shall consult with you in identifying such financial institutions and (ii) the financial ability of any such institution to purchase the respective Bridge Notes shall be reasonably acceptable to you. MS may commence syndication efforts promptly after the execution of this letter by you and you agree actively to assist MS in achieving a syndication that is satisfactory to you and MS. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of URS and the proposed syndicate members. To assist MS in its syndication efforts, you hereby agree (a) to provide and cause your advisors to provide MS and the other syndicate members upon request with all information reasonably deemed necessary by MS to complete syndication, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the Transaction, (b) to assist MS upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Bridge Notes and (c) to make available your senior officers and representatives, in each case from time to time and upon reasonable notice to attend and make presentations regarding the business and prospects of URS at a meeting or meetings of lenders or prospective lenders. In addition, you agree that, except for the Senior Bank Financing and any refinancing, renewal or increase thereof, no financing for you or any of your subsidiaries or affiliates shall be syndicated, privately placed or publicly offered to the extent that such financing could have an adverse effect on the syndication of the Bridge Notes (it being understood that lease financings in the ordinary course of business shall not be prohibited by this sentence).

          By your execution of this Commitment Letter, you hereby retain MS to act as exclusive agent or sole underwriter for the Permanent Financing (including any other financing that will refinance the Bridge Notes or Rollover Notes or other debt financing the proceeds of which are used to fund in part the Acquisition (excluding the Senior Bank Financing)), and MS agrees to act as such exclusive agent or sole underwriter pursuant to the terms of an underwriting or placement agreement and related transaction documents (collectively, the "Purchase Agreement"). Neither you nor the Company shall, directly or indirectly (except through MS or as otherwise approved by MS), sell or offer to sell any debt security for cash or property in connection with the financing of the Acquisition or any related refinancings (other than (a) loans incurred under and pursuant to the Senior Bank Facility, (b) the Equity Contribution and (c) the Bridge Notes) during the term of our engagement for the Permanent Financing. Notwithstanding anything to the contrary contained herein or any oral representations or assurances previously or subsequently made by the parties, this Commitment Letter is not intended to be and does not constitute a commitment or obligation by MS to act as an underwriter or placement agent in connection with any offering or sale of securities (other than MS's obligation to purchase the Bridge Notes as provided herein); and no liability or obligation on the part of MS to proceed with or participate in an offering of securities by you or the Company shall be created or exist unless or until MS has executed and delivered a Purchase Agreement and then only in accordance with the terms and conditions set forth therein (other than MS's obligation to purchase the Bridge Notes as provided herein). The engagement of MS hereunder for the Permanent Financing may be terminated (i) by MS at any time, or (ii) by you after the earliest to occur of (1) the termination of the Acquisition Agreement in accordance with its terms, (2) the use of the proceeds of the sale of the Permanent Financing contemplated by this Commitment Letter or (3) 18 months after the consummation of the Acquisition, by prior written notice thereof to MS; provided, however, that any fees earned prior to the date of such termination shall survive such termination.

          Upon request from MS, URS shall take reasonable steps to assist MS in preparing an offering document and shall participate in due diligence and marketing efforts (including a road show) so that, as soon as reasonably practicable after such request, the Permanent Financing can be completed on such terms and conditions as are customary for similar high-yield financings in light of the then-prevailing market conditions.

          In partial consideration for our commitment hereunder URS hereby agrees to indemnify and hold harmless the Purchasers, each of the members or shareholders or other investors or holders of interests in, or other transferees of the Purchasers (collectively, "Additional Investors"), any affiliates of the Purchasers and the Additional Investors, and each other person, if any, controlling the Purchasers or any Additional Investors and any of their respective affiliates, and any of the directors, officers, agents and employees of any of the foregoing (each, an "Indemnified Person") from and against any losses, claims, damages or liabilities related to, arising out of or in connection with the matters that are the subject of the commitment made hereunder (including, without limitation, any use made or proposed to be made by URS of the proceeds from the Transaction) or in connection with any aspect of the Transaction (collectively, the "Subject Matter"), and will reimburse any Indemnified Person for all expenses (including fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Subject Matter, whether or not pending or threatened and whether or not such action, claim, suit or proceeding is brought by you, your subsidiaries, creditors or any Indemnified Person, or any Indemnified Person is otherwise a party thereto, and whether or not the Transaction is consummated. URS will not, however, be responsible for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the bad faith, willful misconduct or gross negligence of any Indemnified Person. URS also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to URS for or in connection with the Subject Matter, except for any such liability for losses, claims, damages or liabilities incurred by you that are finally judicially determined to have resulted from the bad faith, willful misconduct or gross negligence of such Indemnified Person and except for direct damages (but not consequential or punitive damages) incurred by you that are finally judicially determined to have resulted from the Purchasers' wrongful failure to purchase the Bridge Notes.

          URS will not, without the prior written consent of the Purchasers, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding.

          If the indemnification provided for in the second preceding paragraph of this Commitment Letter is judicially determined to be unavailable (other than in accordance with the terms hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, URS agrees to contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to URS on the one hand, and the Purchasers, on the other hand, of the Transaction or (ii) if the allocation provided by clause (i) is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause
(i) but also the relative fault of URS and the Purchasers, as well as any other relevant equitable considerations; provided that in no event shall the Purchasers' aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by them under this Commitment Letter.

          URS agrees to pay all reasonable legal and other out-of-pocket expenses of the Purchasers in connection with this Commitment Letter, the Financing Documentation and the other matters referred to herein, including travel costs, document production and other expenses of this type, and the fees of outside counsel and fees of other professional advisors, whether or not the Acquisition is consummated or any Bridge Notes are actually issued. In addition, you hereby agree to pay when and as due the fees described in the Fee Letter.

          This commitment will expire at the earliest of (a) 5:00 p.m. New York City time on May 7, 1999 and (b) the execution of the Acquisition Agreement by all parties thereto, unless accepted prior to such time and, if accepted prior to such time, shall expire at the earliest of (i)
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                                       6

consummation of the Acquisition or another transaction or series of transactions in which URS or any of its affiliates acquires, directly or indirectly, any stock or assets of the Company, (ii) termination of the Acquisition Agreement,
(iii) consummation of the Permanent Financing and (iv) 5:00 p.m. New York City time on September 30, 1999, if the closing of the Tender Offer shall not have occurred by such time. No such termination shall affect your obligations under each of the five immediately preceding paragraphs, including the obligation to pay all fees set forth in the Fee Letter, which shall remain in full force and effect regardless of any termination or the completion of the Transaction.

          This Commitment Letter shall be governed by the laws of the State of New York. Any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter is hereby waived and the parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in the City of New York in connection with any dispute related to this letter and/or any matters contemplated hereby. This Commitment Letter is not assignable by you to any other person. This Commitment Letter and the Term Sheet (and the contents thereof) may not be disclosed to any other person except your accountants and attorneys in connection with the Acquisition and then only on a confidential basis and in connection with the Transaction; provided that coincidental with your execution of the Acquisition Agreement and delivery to the Board of Directors of the Company you may disclose this Commitment Letter to the Company and its advisors, RCBA and its advisors and Wells Fargo and its advisors and (ii) after your acceptance of this Commitment Letter, you may reference the existence of, or file, this Commitment Letter to the extent required in connection with any law or regulation (including any securities law or regulation), order or decree.

          This Commitment Letter is not intended to confer upon any person, other than the parties hereto, their successors hereunder and MS and its affiliates, any benefit or any legal or equitable right, remedy or claim hereunder.


            [The remainder of this page intentionally left blank.]
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                                       7

          Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of this letter. Upon your acceptance hereof, this letter will constitute a binding agreement between us.


                              MORGAN STANLEY & CO.
                                 INCORPORATED


                              By: /s/ William Kourakos
                                  -------------------------------------------
                                  Name: William Kourakos
                                  Title: Managing Director

Agreed to and Accepted
this 5th day of May, 1999

URS CORPORATION


By: /s/ Kent Ainsworth
    --------------------------------
    Title: Vice President and
           Chief Financial Officer

                                                                       EXHIBIT A
                                                                       ---------

                  SENIOR SUBORDINATED INCREASING RATE NOTES:

                       SUMMARY OF TERMS AND CONDITIONS/1/


Issuer:               URS.

Issue: Unsecured Senior Subordinated Increasing Rate Notes (the "Bridge Notes") issued pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement") between the Issuer and the Purchasers.

Use of Proceeds:      The proceeds of the Bridge Notes, along with borrowings
                      under the term loan and revolving loan portions of the Senior Bank Financing and proceeds from the Equity
                      Contribution, will be used (i) to finance the purchase price of the Acquisition (including any appraisal rights in connection therewith), (ii) to refinance certain existing debt of the Issuer and the Company, and (iii) to pay costs and expenses in connection with the Transaction.

Principal Amount:     Up to $200.0 million.

Price:                100% of the principal amount.

Interest Rate:        Interest on the Bridge Notes shall be paid at the
                      Applicable Bridge Note Interest Rate (as defined below) and payable quarterly in arrears. "Applicable Bridge Note
                      Interest Rate" means the higher of the following, as determined as of the beginning of each three-month period:
                      (i) three-month U.S. Dollar LIBOR (as determined from specified sources) plus 650 basis points and (ii) the

--------------------
/1/ Capitalized terms used but not defined herein are used as defined in the Commitment Letter (the "Commitment Letter") to which this Summary of Terms and Conditions is attached.

                      highest yield on any of the 1-, 3-, 5- and 10-year direct obligations issued by the United States plus 600 basis points; provided that if the Bridge Notes are not retired in whole by the end of the first six months following the issuance date, the Applicable Bridge Note Interest Rate otherwise in effect will increase by 100 basis points and shall thereafter increase by an additional 50 basis points at the end of each subsequent three-month period for so long as the Bridge Notes are outstanding (the aggregate number of basis points by which the Applicable Bridge Note Interest Rate has so increased during the term of the Bridge Notes being the "Incremental Spread"); and provided further that (A) in no event shall the Applicable Bridge
                      Note Interest Rate exceed 17.0% and (B) the amount of cash interest paid will be subject to a cap of 15.0%, with the excess (if any) of the Applicable Bridge Note Interest Rate over such interest rate cap to be paid in additional Bridge Notes.

Maturity:             One year from the date of issuance.

Ranking: The Bridge Notes will be unsecured and senior to all subordinated indebtedness of the Issuer and will be pari passu with all other unsubordinated indebtedness of the Issuer except that they will be subordinated to the Senior Bank Financing and any refinancing or renewal thereof.

Guarantees:           Same guarantees as are provided to the lenders under the
                      Senior Bank Financing (the "Senior Lenders") but the guarantees will be unsecured and senior to all subordinated indebtedness of the guarantor and will be pari passu with all other unsubordinated indebtedness of the guarantor, except that they will be subordinated to the guarantor's guarantee of the Issuer's obligations under the Senior Bank Financing or any refinancing or renewal thereof. Upon a release by the Senior Lenders of the guarantee by any subsidiary guarantor under the Senior
                      Bank Financing, any guarantee by such subsidiary hereunder shall also be released.

Mandatory Redemption: The Issuer will redeem the Bridge Notes at 100% of their principal amount plus accrued interest to the redemption date with (i) the net proceeds from the Permanent Financing, (ii) to the extent not required to prepay the Senior Bank Financing, the net proceeds from the issuance of any other debt or equity securities (with exceptions to be determined) and (iii) to the extent not required to prepay the

                      Senior Bank Financing, the net proceeds from asset sales (with exceptions to be determined).

Change-of-Control:    The Issuer will redeem the Bridge Notes upon any
                      change-of-control (to be defined in a mutually acceptable manner) of the Issuer at a redemption price of 101% of par plus accrued interest.

Optional Redemption:  The Bridge Notes will be callable, in whole or in part, upon not less than 10 days written notice, at the option of the Issuer, at any time at 100% of par plus accrued interest to the redemption date.

Mandatory Exchange:   If the Bridge Notes have not been previously redeemed in
                      full for cash on or prior to maturity, the principal of the Bridge Notes outstanding at maturity shall, subject to certain conditions precedent, be satisfied at maturity through the issuance and delivery of the Rollover Notes described below in the attached term sheet (Exhibit B).

Right to Resell
Bridge Notes:         The Purchasers shall have the absolute and unconditional
                      right, consistent with applicable securities laws, to resell the Bridge Notes to one or more third parties, whether by transfer, assignment or participation.

Conditions to
Funding: The execution and closing of the Securities Purchase Agreement and the funding of the Bridge Notes will be subject to satisfaction of the following conditions precedent and such others that are mutually agreeable to the Issuer and the Purchasers:

                      1. The Tender Offer shall have been consummated (or shall be consummated coincidentally with the funding of the Bridge Notes) in accordance with the terms of the Acquisition Agreement (which shall be in full force and effect), without any material waiver or amendment not consented to by Purchasers committed to purchase in the aggregate at least a majority of the principal amount of the Bridge Notes (the "Required Purchasers") of any term, provision or condition set forth therein, and in compliance with all applicable laws (provided that (a) in excess of 50% (on a fully diluted basis) of the Company Stock has been tendered and not withdrawn pursuant to the Tender Offer and (b) the price for the Company

                          Stock in the Tender Offer shall not be in excess of $16 per share), and the Purchasers shall be satisfied in their reasonable discretion that the restrictions in Section 203 of the Delaware General Corporation Law are not applicable to the purchase of the Company Stock or the Acquisition or that any conditions to avoiding the restrictions contained therein have been satisfied. The structure of the Transaction, including the tax, ERISA, accounting and other consequences thereof, and corporate and legal structure of the Issuer and the Company shall be reasonably satisfactory to the Required Purchasers to the extent that any portion of the corporate and legal structure of the Issuer or the Company or of the legal structure of the Transaction are not set forth in, or are materially different from, the respective portions of any such structure set forth in the term sheet attached to the letter dated May 3, 1999 between Wells Fargo and the Issuer with respect to the Senior Bank Financing, the draft Securities Purchase Agreement with respect to the Equity Contribution delivered to MS on May 2, 1999, or the May 2, 1999 draft of the Agreement and Plan of Merger among the Issuer, Merger Sub and the Company; provided that the portions of the corporate and legal structure of the Issuer and the Company and the legal structure of the Transaction set forth in such documents shall be deemed approved by the Required Purchasers. The senior management of the Issuer as in place on the date of the Commitment Letter shall have continued in their respective management positions.

                      2. The Company's Board of Directors shall have taken such actions in connection with its Stockholder Rights Agreement so that the Purchasers are satisfied that the rights arising thereunder are not applicable to the Tender Offer or the Merger. The Company's Board of Directors shall have approved the Tender Offer and the Acquisition and recommended that its shareholders tender their Company Stock pursuant to the Tender Offer, and such recommendation shall not have been withdrawn or qualified.

                      3. The other financings and transactions contemplated to be consummated on the Closing Date, including without limitation (i) the closing of the Senior Bank Financing (and the Issuer shall be in compliance with all material provisions thereof) and (ii) the Equity Contribution, shall have been consummated prior to (or shall be consummated simultaneously with) the issuance of the Bridge Notes, and each such financing and transaction shall be in compliance with applicable law and on terms and conditions (including interest rates and covenants), and in accordance with documentation, reasonably satisfactory to the Required Purchasers to the extent that the terms and conditions of the Senior Bank Financing, the Equity Contribution, the Tender Offer and the Merger are not set forth in, or are materially different from, the respective terms and conditions of the term sheet attached to the letter dated May 3, 1999 between Wells Fargo and the Issuer with respect to the Senior Bank Financing, the draft Securities Purchase Agreement with respect to the Equity Contribution delivered to MS on May 2, 1999, or the May 2, 1999 draft of the Agreement and Plan of Merger among the Issuer, Merger Sub and the Company; provided that the terms and conditions set forth in such documents shall be deemed approved by the Required Purchasers.

                      4. The Issuer and each Guarantor shall have delivered certificates in form and substance reasonably satisfactory to the Required Purchasers, attesting to the Solvency (as hereinafter defined) of the Issuer and each such Guarantor individually and together with its subsidiaries, taken as whole, immediately before and immediately after giving effect to the Transaction, from its chief financial officer. As used herein, the term "Solvency" of any person means (i) the fair value of the property of such person exceeds its total liabilities (including, without limitation, contingent liabilities), (ii) the present fair saleable value of the assets of such person is not less than the amount that will be required to pay its probable liability on its debts as they become absolute and matured, (iii) such person does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature and (iv) such person is not engaged, and is not about to engage, in business or a transaction for which its property would constitute an unreasonably small capital.

                      5. Satisfactory completion of all loan documentation and other documentation relating to the Bridge Notes, Rollover Notes and the Warrants in form and substance reasonably satisfactory to the Purchasers, including issuance of appropriate subsidiary guarantees, and receipt by the Purchasers of reasonably satisfactory opinions of counsel to the Issuer and to the Purchasers as to the Transaction, together with customary closing documentation.

                      6. All material governmental and third party consents and approvals necessary in connection with the Transaction and the issuance of the Bridge Notes shall have been obtained (without the imposition of any material conditions that are not acceptable to the Purchasers) and shall remain in effect; all applicable waiting periods shall have expired without any adverse action being taken by any competent authority; and no law or regulation shall be applicable in the judgment of the Required Purchasers that restrains, prevents or imposes materially adverse conditions upon the Transaction or the issuance of the Bridge Notes.

                      7. Absence of any material adverse change in the business, financial condition, operations, performance, properties or prospects of the Issuer and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole, since the end of the most recent fiscal year (October 31, 1998) in the case of the Issuer and since the end of the third fiscal quarter (December 25, 1998) for fiscal 1998 in the case of the Company (except for those items included in the respective disclosure schedule to the Acquisition Agreement), and as determined in the reasonable judgment of the Purchasers. No additional facts or information (including the occurrence of any events or circumstances) shall have come to the attention of Purchasers that are inconsistent with the information disclosed to the Purchasers by or on behalf of the Issuer or the Company prior to the date of the Commitment Letter and that, either individually or in the aggregate, could reasonably be expected, in the reasonable judgment of the Purchasers, to have a material adverse effect on (a) the business, financial condition, operations, performance, properties or prospects of (i) the Issuer and its subsidiaries, taken as a whole, or (ii) the Company and its subsidiaries, taken as a whole, (b) the refinancing of the Bridge Notes or (c) the rights or remedies of the Purchasers or the ability of the Issuer and the Guarantors to perform their obligations to the Purchasers (collectively, a "Material Adverse Effect").

                      8. There shall exist no action, suit, investigation, litigation or proceeding (including those pertaining to environmental matters) pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that could reasonably be expected to have a Material Adverse Effect (except for such actions, suits, investigations, litigation and proceedings disclosed to the Purchasers prior to the date of the Commitment Letter).

                      9. Absence of any disruption or change in financial, banking or capital markets or in the regulatory environment that in the good faith judgment of the Purchasers could materially and adversely affect the sale of the Bridge Notes or the refinancing thereof.

                     10. Absence of any default or event of default and material accuracy of representations and warranties.

                     11. All costs, fees, expenses (including, without limitation, reasonable legal fees and expenses) and other compensation contemplated hereby payable to (or on behalf of) the Purchasers shall have been paid.

Representations and

Warranties:           The Securities Purchase Agreement will contain the
                      following representations and warranties and such others that are mutually agreeable to the Issuer and the Required
                      Purchasers:

                      1.  Corporate existence.
                      2. Corporate and governmental authorizations; no contravention; binding and enforceable agreements.
                      3.  Financial information.
                      4.  No material adverse change.
                      5.  Environmental matters.
                      6. Compliance with laws, including ERISA and environmental laws.
                      7.  No material litigation.
                      8.  Existence, incorporation, etc., of subsidiaries.
                      9.  Payment of taxes and other material obligations.
                     10.  Full disclosure.

 Covenants:           The Securities Purchase Agreement will contain the
                      following covenants and such others that are mutually agreeable to the Issuer and the Required Purchasers:

                      1. Furnishing of information (including quarterly financial and operating reports).
                      2.  Maintenance of property; insurance coverage.
                      3.  Compliance with laws; conduct of business.
                      4.  Use of proceeds.
                      5.  Restrictions on indebtedness.
                      6.  Negative pledge except for the Senior Bank Financing.
                      7. Additional guarantees from subsidiaries to the extent that such guarantees are delivered under the Senior Bank Financing.
                      8. Restrictions on dividends and other restricted payments (including redemptions and prepayment of junior or pari passu indebtedness).
                      9.  Restrictions on asset sales.

                     10.  Restrictions on transactions with affiliates.
                     11. Restrictions on mergers and consolidations except for subsidiaries merging into other subsidiaries or the Issuer.
                     12. To prepare offering documents and participate in due diligence and marketing efforts (including a road show) and to effect refinancing of Bridge Notes through the Permanent Financing as soon as practicable.
                     13.  Restrictions on investments.
                     14. Restrictions on absence of limitations on the ability of subsidiaries to upstream assets.
                     15.  Restrictions on capital expenditures and acquisitions.
                     16. Availability of management to meet with holders of Bridge Notes or Rollover Notes upon request and upon reasonable notice.

Events of Default:    The Securities Purchase Agreement will contain the
                      following events of default and such others that are mutually agreeable to the Issuer and the Required
                      Purchasers:

                      1. Failure to pay any principal when due or any interest or fees payable within five days of when due.
                      2. Failure to meet covenants, with grace periods where appropriate.
                      3. Representations or warranties false in any material respect when made.
                      4. Cross acceleration to other debt of the Issuer, the Company and their subsidiaries that is triggered by a default of such other debt (with minimum dollar amounts to be agreed upon).
                      5. Judgment defaults (with minimum dollar amounts to be agreed upon).
                      6.  Insolvency, bankruptcy and ERISA.

Indemnification:      The Issuer will indemnify the Purchasers against all
                      losses, liabilities, claims, damages, or expenses relating to the Bridge Notes, the Securities Purchase Agreement and the use of the Bridge Note proceeds or the commitments, including but not limited to reasonable attorney"s fees and settlement costs, substantially on the terms set forth in the Commitment Letter.

Expenses:           The Issuer will pay all reasonable legal and other out-of-
                    pocket expenses of the Purchasers as incurred, including travel costs, document production and other expenses of this type, and the fees of outside counsel and fees of other professional advisors engaged with the Issuer's consent.

Governing Law:      State of New York.

Miscellaneous:      Certain provisions of the Commitment Letter and Term Sheet will be superseded and replaced by the provisions of the Financing Documentation.

                    The Securities Purchase Agreement will provide that each Purchaser agrees not to disclose any non-public information obtained from the Issuer thereunder; provided, however, that disclosure of such information may be made (a) to affiliates of such Purchaser and their respective accountants, attorneys and other advisors (each of whom will be bound by the confidentiality provisions hereof), (b) as required by any government agency having appropriate jurisdiction, (c) pursuant to legal process or (d) to prospective Purchasers and their respective accountants, attorneys and other advisors, provided that they have entered into a similar confidentiality agreement prior to the time they have received any confidential or non-public information and their respective accountants, attorneys and other advisors; provided further that, unless specifically prohibited by the applicable law or court order, each Purchaser shall reasonably notify the Issuer of any request by any governmental agency or representative thereof (other than any such request in connection with any examination of the financial condition of such Purchaser by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information; and provided further that in no event shall any Purchaser be obligated or required to return any material furnished by the Issuer, the Company or any of their respective subsidiaries.

                                                                       EXHIBIT B
                                                                       ---------

                      SENIOR SUBORDINATED ROLLOVER NOTES:

                        SUMMARY OF TERMS AND CONDITIONS


Issuer:               The Issuer.

Issue:                Unsecured Senior Subordinated Rollover Notes (the
                      "Rollover Notes").

Principal Amount:     Up to the outstanding principal amount of the Bridge Notes plus an amount equal to 2.75% of such principal amount, representing a funding fee payable to the holders thereof.

Purpose: The Rollover Notes will be used in their entirety to redeem 100% of the outstanding principal amount of the Bridge Notes.

Maturity:             10 years after the issuance date of the Rollover Notes.

Interest Rate:        Interest on the Rollover Notes shall be paid at the
                      Applicable Rollover Note Interest Rate (as defined below)
                      and payable quarterly in arrears. "Applicable Rollover
                      Note Interest Rate" means the sum of (A) the Incremental
                      Spread (as defined in the Summary of Terms and Conditions
                      for the Bridge Notes) as of the date of the issuance of
                      the Rollover Notes, which shall increase by an additional
                      50 basis points at the end of each three-month period for
                      so long as the Rollover Notes are outstanding, plus (B)
                                                                     ----
                      the higher of the following, as determined as of the beginning of each three-month period: (i) three months
                      U.S. Dollar LIBOR (as determined from specified sources) plus 650 basis points and (ii) the highest yield on any of the 1-, 3-, 5- and 10-year direct obligations issued by the United States plus 600 basis points; and provided further that (A) in no event shall the Applicable Rollover
                      Note Interest Rate exceed 17.0% and (B) the amount of cash interest paid will be subject to a cap of 15.0%, with the excess (if any) of the Applicable Rollover Note Interest
                      Rate over such interest rate cap to be paid in additional
                      Rollover Notes.

Optional Redemption:  The Rollover Notes will be redeemable at the option of the
                      Issuer, in whole or in part, at any time upon not less than 10 days' written notice, at par plus accrued and unpaid interest to the redemption date; provided, however, that if any holder of a Rollover Note that was a holder on the date of issuance of the Rollover Notes sells Rollover Notes to third-party purchasers on a fixed rate basis no less favorable to the Issuer than the then-applicable rate of interest (it being understood that any such holders shall have the right unilaterally to fix the Interest Rate on the Rollover Notes in conjunction with such third-party sales and it also being understood that no such third-party sales shall take place unless the Issuer has been given 20 days' prior notice), the redemption price for any such Rollover Notes during the 5-year period commencing from the date of issuance of the Rollover Notes will include a make-whole premium calculated on the basis of a discount rate equal to the rate on U.S. Treasury securities with a maturity closest to the maturity of the Revolver Notes to be redeemed plus 0.5% and thereafter at par plus accrued interest plus a premium equal to 50% of the fixed-rate coupon for such Rollover Notes, declining ratably (on each yearly anniversary commencing on the sixth anniversary of the issuance of the Rollover Notes) to par one year prior to the maturity of the Rollover Notes.

Mandatory Redemption: Same as Bridge Notes, except that (a) the redemption price for Rollover Notes that accrue interest at the floating rate shall be at par plus accrued interest and (b) the redemption price for Rollover Notes that accrue interest at a fixed rate shall be at par plus the respective premium set forth above in Section "Optional Redemption".

Change-of-Control:    The Issuer will redeem the Rollover Notes upon any change-
                      of-control of the Issuer at a redemption price of 101% of par plus accrued interest.

Ranking:              Same as Bridge Notes.

Guarantees:           Same as Bridge Notes.

Registration Rights:  The Issuer will file, and will use its best efforts to cause to become effective, an exchange offer registration statement with respect to exchanging the Rollover Notes for identical securities that are registered under the Securities Act of 1933 as soon as practicable after the issuance of the Rollover Notes. If such exchange offer cannot be completed within 180 days from the date of issuance of the Rollover Notes, the Issuer will file and cause to become effective a

                      "shelf" registration statement with respect to resales of the Rollover Notes. If an exchange offer registration statement for the Rollover Notes has either (i) not been filed within 60 days from the date of issuance of the Rollover Notes, or (ii) such exchange offer or a shelf registration has not been completed within 180 days from the date of issuance of the Rollover Notes, the Issuer will pay liquidated damages of $.192 per week per $1,000 principal amount of Rollover Notes until such time as such registration statement has been filed or such exchange offer has been completed, as the case may be. In addition, the holders of the Rollover Notes will have the right to "piggy back" in the registration of any debt securities that are registered by the Issuer unless all of the Rollover Notes will be redeemed from the proceeds of such securities.

Equity Amount:        Warrants ("Warrants"), representing in the aggregate 3% of the fully-diluted common stock of the Issuer (the "Warrant
                      Amount") as of the date the Rollover Notes are issued, will be issued to the holders of the Rollover Notes (if any are issued) as follows: 1.5% at the time the Rollover
                      Notes are issued and an additional 1.5% at the end of the first six-month period thereafter if the Rollover Notes are still outstanding.

                      All Warrants will be exercisable at a nominal price for a period of five years from the date such warrants are issued and will have customary anti-dilution provisions and demand and "piggy back" registration rights and customary cut-back provisions.

Right to Resell
Rollover Notes
and Warrants:         The holders shall have the absolute and unconditional
                      right to resell Rollover Notes and Warrants in compliance with applicable law to any third parties.

Defeasance
Provisions:           None.

Conditions to
Issuance:             The right to issue the Rollover Notes and the Purchasers'
                      obligation to accept them in satisfaction of the Bridge
                      Notes will be subject to satisfaction of the following conditions precedent: (i) at the time of issuance, there shall exist no event of default under the Securities
                      Purchase Agreement, (ii) all fees, interest and other amounts owing to the holders shall have been paid in full,
                      (iii) all Warrants required to be issued upon the issuance of the Rollover Notes shall have been issued and (iv) no injunction, decree, order or judgment enjoining such issuance shall be in effect.

Representation,
Warranties,
Covenants, Events of
Default, Indemnities
and Expenses:         As in the Securities Purchase Agreement (see above),
                      except that the Rollover Notes will contain covenants customary for Rule 144A high-yield debt offerings.

Governing Law:        State of New York.